Exhibit 99.2

MICROALGO INC.

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on July 2, 2025

I/We _____________________________________ [insert name] of ____________________________________ [insert address] being the registered holder of ____________________ [insert number] ordinary shares1, par value US$0.2 per share, of MicroAlgo, (the “Company”) hereby appoint _________________________________ [insert name], or failing him/her, the Chairman (the “Chairman”)2 of the extraordinary general meeting (the “Meeting”) of the Company as my/our proxy to attend and act for me/us at the Meeting to be held at our headquarters at Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, People’s Republic of China, at 9:00 a.m., Beijing time, on Monday, July 2, 2025, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion.

THE BOARD RECOMMENDS THAT YOU VOTE FOR EACH PROPOSAL.

PROPOSAL NO. 1:

As an ordinary resolution, with effect immediately, to undertake a 30-for-1 share consolidation of the issued and unissued shares of the Company, such that (i) every thirty (30) Class A Ordinary Shares of a par value of US$0.2 each be consolidated into one (1) Class A Ordinary Share with a par value of US$6.00 each, and (ii) every thirty (30) Class B Ordinary Shares of a par value of US$0.2 each be consolidated into one (1) Class B Ordinary Share with a par value of US$6.00 each (the “Share Consolidation”), with such Share Consolidation to be effective immediately following the approval of the shareholders of the Company.

Upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each,

TO US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each (together, the “Consolidated Shares”), and that no fractional shares shall be issued in connection with the Share Consolidation.

In accordance with the currently effective memorandum and articles of association of the Company (the “Memorandum and Articles”), the Company’s transfer agent shall be authorized and instructed to aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fraction of a Consolidated Share as a result of the Share Consolidation.

(the “Share Consolidation Proposal”)

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 2:

As an ordinary resolution, immediately following the effectiveness of the Share Consolidation, the authorized share capital of the Company shall be increased (the “Increase of Capital”):

FROM: US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each,

TO: US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each (together, the “Adjusted Shares”), such increase to be effected by the creation of 773,333,333.33 additional Class A Ordinary Shares and 193,333,333.33 additional Class B Ordinary Shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 3:

THAT (i) immediately subsequent to the implementation of the Share Consolidation and the Increase of Capital and (ii) subject to and conditional upon, amongst other things, approval from the Grand Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (iii) registration by the Registrar of Companies of Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iv) compliance with the relevant procedures and requirements under the applicable laws of Cayman Islands to effect the Capital Reduction and (v) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction and Reorganization (as defined below), with effect from the date on which these conditions are fulfill:

the par value of each of the then issued Adjusted Shares should be reduced from US$6.00 to US$0.0000001 by cancelling the paid-up capital of the Company to the extent of US$5.9999999 on each of the then issued Adjusted Shares (the “Capital Reduction”);

the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act, the Memorandum and Articles and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

immediately after the Capital Reduction, each of the authorised but unissued Adjusted Shares of a par value of US$6.00 each be sub-divided into 60,000,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”);

immediately following the Capital Reduction and the Share Sub-Division, the authorised share capital of the Company be changed

FROM: US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each,

TO: US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each (the “New Class A Ordinary Shares”), and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each (the “New Class B Ordinary Shares”), by cancelling the excess authorized but unissued shares in the authorized share capital of the Company (the steps above shall be collectively referred to as the “Capital Reduction and Reorganisation”);

each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction and Reorganization shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles; and

any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reduction and Reorganization and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reduction and Reorganization and (where applicable) to aggregate all fractional New Class A Ordinary Shares and New Class B Ordinary Shares and sell them for the benefits of the Company

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 4:

THAT with effect from the effective date of the Capital Reduction and Reorganization, the following sentence of clause 8 of the existing memorandum of association of the Company,

“The share capital of the Company is US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each.”, should be deleted and replaced by the following,

“The share capital of the Company is US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.”

☐ FOR ☐ AGAINST ☐ ABSTAIN

Dated ___________________ 2025	Signature(s)[4]

1.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the Shares in the Company registered in your name(s).

2.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

i.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	The Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Chairman of the Meeting as proxy holder will vote all resolutions in accordance with the recommendation of the Board.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

5.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this Form of Proxy in accordance with these instructions. If you are a registered shareholder, your proxy card, to be valid, must be completed, signed and returned in the envelope provided so that it is received no later than June 30, 2025, at 5:00 p.m Eastern Time.

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